As filed with the Securities and Exchange Commission on August 5, 2024

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.
(Name of Subject Company (Issuer))
PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.
(Names of Filing Persons (Offeror and Issuer))
Class A Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
89678V 105
 (CUSIP Number of Class of Securities)

Kristin Van Dask
Chief Financial Officer
Prospect Floating Rate and Alternative Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-0702
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
    This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed with the Securities and Exchange Commission (the "SEC") on June 28, 2024 by Prospect Floating Rate and Alternative Income Fund, Inc., an externally managed, non diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”), and is incorporated in the State of Maryland (the “Company”), and relates to an offer by the Company to purchase up to the number of shares of the Company’s issued and outstanding Class A common stock, par value $0.001 per share (the “Shares”) that the Company can repurchase with the cash that has been retained by the Company during the quarter ended March 31, 2024 as a result of issuing shares through its distribution reinvestment plan (the “DRIP”) to those shareholders who have elected to receive their distributions in the form of additional shares rather than in cash for cash at a price equal to the net asset value per Share ("NAV per Share") as of July 31, 2024 (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 2024 (the "Offer to Purchase") and the related Letter of Transmittal (the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal are incorporated herein by reference to the extent provided herein. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.
You should read this Amendment No.1 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.
Item 1.    Summary Term Sheet.

Item 4.    Terms of the Transaction.

This Amendment No. 1 amends and supplements Items 1 and 4 of the Schedule TO as follows:

Extension of the Offer

The Company is extending the Expiration Date of the Offer until 4:00 P.M., Eastern Time, on Friday, August 30, 2024, unless further extended. The Offer had been previously scheduled to expire at 4:00 P.M., Eastern Time, on July 30, 2024. Throughout the Schedule TO, the Offer to Purchase and the Transmittal Letter, all references to 4:00 P.M. Eastern Time, July 30, 2024 or to the “Expiration Date” of the Offer are hereby amended to refer to 4:00 P.M. Eastern Time on Friday, August 30, 2024.

On or about August 5, 2024, the Company advised the holders of Shares of the extension of the Offer by letter. A copy of the letter is attached hereto as Exhibit 99(a)(1)(D) and is incorporated herein by reference.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and supplements only the items and exhibits to the Schedule TO that are being amended and supplemented, and unaffected items and exhibits are not included herein.

Item 12. Exhibits.

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)*	Offer to Purchase, dated June 28, 2024.
99(a)(1)(B)*	Form of Letter of Transmittal.
99(a)(1)(C)*	Letter to Stockholders, dated June 28, 2024.
99(a)(1)(D)	Letter to Stockholders, dated August 5, 2024.
EX-FILING FEES*	Calculation of Filing Fees Table
*    Previously filed as an exhibit to the Schedule TO-I filed with the Securities and Exchange Commission on June 28, 2024.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 5, 2024

PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: President and Chief Executive Officer